United States securities and exchange commission logo





                           June 28, 2021

       Diana P. Diaz
       Executive Vice President and Chief Financial Officer
       Sharps Compliance Corp.
       9220 Kirby Drive, Suite 500
       Houston, TX 77054

                                                        Re: Sharps Compliance
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2021
                                                            File No. 333-257280

       Dear Ms. Diaz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Brandon Byrne